unum health

connecting people - bridging resources - supporting caregivers

Company Overview

UNUM Health Inc. is a New Brunswick based Health Technology startup providing web-based solutions to the home care sector to increase communications, productivity, and safety.

The company has developed proprietary algorithms and artificial intelligence to address a market size of 42 Million people in North America that require home care. This number is expected to grow to 88 Million+ by 2050.

Created from within the industry, sister company to a home care agency

The team consists of seasoned entrepreneurs and software specialists with extensive mainframe database expertise.

(United Nations, 2017).

Mission

To engage care providers and patients/ clients with an easy-to-use tool that is a daily part of life for tracking, getting support, sharing best practices, and link access to information for all members of the extended health care team.

The real-time window into the home will provide support and increased transparency for everyone involved that will impact wellness and safety for patients and caregivers with information, resources, and support in “Unum” (One) spot.

Meet The Team



Lisa Williams
Founder, CEO, CFO
Unicare Home Care Inc. 2008
Unum Health 2018



Carl Goodwin
CTO Senior Programmer



Vanessa Cinel
Strategic Partnership Manager


STARTUP CANADA
CELEBRATING
ENTREPRENEU

Sister Company: Unicare Home Health Care

CEO, Lisa Williams

- Wallace McCain ELP Graduate
- 2018 Startup Canada
- Atlantic Entrepreneur of the Year
- National Entrepreneur of the Year

Unicare Home Health Care

- Opened operations in 2008
- Grown to over 160 employees
- Operates in 5 cities
- 2019 Employer of Choice Award

Problem

"The industry has failed to innovate. Right now there is no way to be sure our clients are receiving good quality care."

~ Lisa Williams
CEO Unicare Home Health Care
CEO Unum Health

Pain Points

- There are too many systems
- No conformity in provinces or nationally
- Paper-based, Email, Fax
- Limited communication or follow up
- Difficult to engage extended health care team in one discussion, time, and place
- Lack of auditing tools

Unum's Solution

An easy-to-use "one-stop" enterprise solution to digitize and streamline productivity and communication.


families and clients
extended health care team
caregivers
agencies
unumhealth

Partners with links to our platform include:

DIABETES CANADA

MS Multiple Sclerosis Society of Canada

Heart&Stroke

Unum's Solution



OFFLINE MODE

WELLNESS CHECKS

CENTRALIZED SOLUTION

GEOTAGGING

The Product



Visit With Molia
July 29 2020
12:00pm - 05:00pm
Notes: home support services
Cautions: none
Run Errand
Visit duties submitted.(1/3)
Wellness Check (2/3)
How are you?
How is the client?
Client mental condition?
Run Errand
Visit duties submitted.(1/3)
Wellness check submitted. (2/3)
Please ask the client to sign the box below.(3/3)
No Sig
Clear
Submit
End Visit

Flexible

Bilingual

Secure Web-Based Platform

Transferable Records

Education/Training

Resources

Benefits

Real-Time Communication
Better Decision Making

- More reliable information going to and coming from the caregiver
- Access and links to the most up to date information from source authorities

Safety and Liability
ONE Inclusive System

- Requisition of work
- Auditing of Client Files
- File Alerts for case intervention
- Scheduling files for Review and Follow up
- Compliance
- Accountability and transparency with clear roles and responsibilities

Productivity
Stronger and Healthier Workforce

- Wellness tracking to flag concerns for clients and caregivers
- Less workplace injuries
- Decrease in overall costs

Market Size and Considerations

Percentage of population aged 60 years or over by region, from 1980 to 2050


Estimates
Projections
Proportion aged 60 years or over (percentage)
0
5
10
15
20
25
30
35
1980
1990
2000
2010
2020
2030
2040
2050
World
Europe
Northern America
Latin America and the Caribbean
Asia
Oceania
Africa

Data source: United Nations (2017). World Population Prospects: the 2017 Revision.

- With nursing homes currently busting at the seams, our current system is not designed to support seniors to age at home. How will we handle the increases in population?
- What do we need to do to create an ecosystem that works?
- How can we support seniors, their families, and caregivers to be more engaged in their own care?

Market Size and Considerations

Canada


2 Million
Large
40%
Small - Medium
60%

USA


40 Million
Large
40%
Small - Medium
60%

Global


840 Million
Large
40%
Small - Medium
60%

- Aging population in-home care
- Focus on small and medium home care agency's
- Private and public
- Increase investment
- Growing market

(Government of Canada, n.d.)
(Statista, n.d.)


Productivity
ClearCare
Helping you care for othe
AxisCare
Carecenta
AlayaCare
honor
unum health
Safety
Communications
Wellness/Caregiver Support

Standing out from our competition.

What makes us different?

- Solution Created from within the Industry
- Data Portability
- Connected Resources
- Customized Programming and Support
- People First
- Supporting Caregivers and Clients

Traction

3 Early Adopters currently testing in production

Sales Activity began August 2020

Pilot Project, Social Development 2021: 500+ users

Marketing

- Private and Public Supported Service Home Care Providers' information are publicly available
- Membership/ Partnerships with Regulating Associations for promotion
- Outbound Sales focused, aligning with industry norms and competitors' sales processes



Financials



3,000,000
2,000,000
1,000,000
0
-1,000,000
2021
2022
2023
Revenue
Expenses
Net Cash Flow

Monthly Reoccurring Subscription $15/Client

Long term Value of Customer

- 10 years
- $225,000*

*Based on average agency size of 125 clients.

Investment

Investment	$245,000 USD
Sales	$122,500
Marketing	$49,000
Development	$73,500



Development
30%
Sales
50%
Marketing
20%

Ask

We are looking to raise
$245,000USD

- Funds will be used to ramp sales and develop the sales team.

Interested in Hearing More?

- Let's start a conversation
- Set up a Demo to show you how we work
- Explore what it might look like to work with you

unum health

connecting people - bridging resources - supporting caregivers

Lisa Williams
540 King George Hwy
Miramichi, NB E1V 1N3
Tel: 506-625-2522
lisa.williams@unumhealth.com